Mateon Therapeutics, Inc.

701 Gateway Blvd., Suite 210

South San Francisco, California 94080

June 25, 2018

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Re:	Mateon Therapeutics, Inc.

Registration Statement on Form S-1

Filed on June 13, 2018

File No. 333- 225600

Acceleration Request

Ladies and Gentleman:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Mateon Therapeutics, Inc. (the “Company”) hereby requests that the effectiveness of the above-captioned Registration Statement on Form S-1 be accelerated to Tuesday, June 26, 2018, at 5:00 p.m. EST, or as soon as thereafter practicable.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Any questions should be addressed to Megan N. Gates, Esq., at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., One Financial Center, Boston, Massachusetts 02111, telephone (617) 348-4443.

Very truly yours,

Mateon Therapeutics, Inc.

/s/ Matthew M. Loar
Matthew M. Loar
Chief Financial Officer

cc:	Securities and Exchange Commission
Jeffrey Gabor

Mateon Therapeutics, Inc.
William D. Schwieterman, M.D., Chief Executive Officer

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Megan N. Gates, Esq.
Melanie Ruthrauff Levy, Esq.
Jenna M. Stewart, Esq.